Exhibit 99.2

Lanvin Group Demonstrates Strategic Resilience in Challenging Luxury Market, Lays Foundation for Future Growth

•	The Group reported revenue of €329 million in FY2024, down 23% over FY2023, reflecting a transitional year marked by creative evolution and strategic realignment amid market headwinds

•	Gross profit margin remained stable at 56%, supported by disciplined pricing, a higher mix of DTC sales, and improved inventory management

•	Operational efficiency improved, with G&A expenses reduced by 15% and working capital turnover showing steady progress

•	Strategic store optimization continued, with disciplined new retail openings and underperforming locations consolidation, reinforcing the Group’s focus on core and high-potential markets

•	Sustained performance in Japan and North America contrasts with EMEA and Greater China, where proactive adjustments made to address dynamic market shifts

•	2025 stands as a pivotal milestone, where the Group’s sharpened leadership and visionary creativity unlock fresh momentum across its portfolio, setting the stage for dynamic renewal and long-term growth

April 30, 2025 - Lanvin Group (NYSE: LANV, the “Group”), a global luxury fashion group with Lanvin, Wolford, Sergio Rossi, St. John and Caruso in its portfolio of brands, today announced its results for the full-year 2024. The Group achieved revenue of €329 million, a 23% decrease year-over-year versus 2023; and gross profit of €183 million, representing a relatively stable gross margin of 56%.

Zhen Huang, Chairman of Lanvin Group, said: “2024 was a year of transformation for Lanvin Group. While market conditions were challenging, we made critical strides in strengthening our brands, optimizing our operations, and laying the groundwork for future growth. With our renewed creative leadership and disciplined execution, we are confident in our ability to navigate the evolving luxury landscape and deliver long-term value.”

Review of the Full-Year 2024 Results

Lanvin Group Revenue by Segment

(€ in Thousands, unless otherwise noted)

	Revenue				Growth %
	2021A	2022A	2023A	2024A	2022 A v	2023 A v	2024 A v
Lanvin Group by Brand	FY	FY	FY	FY	2021 A	2022 A	2023 A
Lanvin	72,872	119,847	111,740	82,720	64%	-7%	-26%
Wolford	109,332	125,514	126,280	87,891	15%	1%	-30%
St. John	73,094	85,884	90,398	79,267	17%	5%	-12%
Sergio Rossi	28,737	61,929	59,518	41,910	116%	-4%	-30%
Caruso	24,695	30,819	40,011	37,107	25%	30%	-7%
Total Brand	308,730	423,993	427,947	328,895	37%	1%	-23%
Eliminations	92	-1,681	-1,769	-285	-1927%	5%	-84%
Total Group	308,822	422,312	426,178	328,610	37%	1%	-23%

Lanvin Group Key Financials

(€ in Thousands, unless otherwise noted)

	2021A		2022A		2023A		2024A
Lanvin Group Key Financials	FY	%	FY	%	FY	%	FY	%
Revenue	308,822	100%	422,312	100%	426,178	100%	328,610	100%
Gross profit	169,902	55%	237,944	56%	250,942	59%	182,763	56%
Contribution profit (1)	4,400	1%	13,211	3%	24,192	6%	-26,040	-8%
Adjusted EBITDA	-58,945	-19%	-71,958	-17%	-64,173	-15%	-92,320	-28%

Selected Highlights

Resilient in key regions and key channels: North America and Japan outperformed other regions, contributed by the strong presence of St. John and Sergio Rossi. EMEA and Greater China experienced declines due to challenges within the luxury industry. Despite the Group's focus on optimizing its retail footprint and concentrating on core business units, DTC channels remained resilient, accounting for 61% of total sales, highlighting the effectiveness of the store optimization and market-focused strategy by the Group.

Strong improvement in working capital: Effective management of working capital in FY2024. G&A expenses were reduced by 15%, while improvements in receivables turnover and inventory management contributed to a stronger cash flow position and enhanced operational efficiency. Meanwhile, marketing and selling expenses saw a slight decrease of 8%, as targeted marketing activities were implemented.

Retail network optimization: Lanvin Group continued to optimize its retail footprint by optimizing underperforming stores and selectively opening new retail locations. Lanvin and Sergio Rossi successfully expanded their presence in the Middle East.

Brands with strategic adaptation: The Group’s diversified brand portfolio exhibited varying levels of resilience in 2024. St. John and Caruso remained stable, underscoring the strength of their loyal customer bases and distinct market positions. Despite facing industry-wide challenges, Lanvin and Sergio Rossi embraced bold creative renewal, positioning themselves to redefine their artistic visions and pave the way for future growth.

Discussion of FY2024 Financials

Revenue

For FY2024, the Group generated revenue of €329 million, a 23% decrease year-over-year. Specifically, EMEA wholesale and Greater China retail market experienced softer demand, in line with the market trend since first half of 2024. This decline was driven by a combination of macroeconomic headwinds, shifts in consumer behavior, and strategic realignments. Full details of the Group’s revenue can be found in our Annual Report on Form 20-F for the year ended December 31, 2024.

Gross Profit

Gross profit decreased to €183 million, reflecting a margin of 56%, compared to €251 million in 2023 with a margin of 59%. The decline in gross profit is primarily attributed to a drop in gross profit from Wolford with increased costs related to the new logistics provider. Overall, the Group has managed to maintain a relatively stable gross margin, which indicates effective cost control and inventory management.

Contribution Profit (1)

Contribution profit, defined internally as gross profit less selling and marketing expenses, was used to understand the variable profitability performance and analyze performance across our brands. In FY2024, contribution profit amounted to negative €26 million, representing a margin of -8%, a drop from the €24 million contribution profit in 2023. The decline was primarily driven by lower gross profit due to reduced sales volumes, especially in Wolford. Despite this, the Group has shown steady progress in managing its fixed expenses over the past few years.

Adjusted EBITDA

Adjusted EBITDA remained at loss for FY2024, reaching €-92 million, compared to €-64 million in 2023. While the Group has made significant efforts to optimize the cost structure and enhance operational efficiency in FY2024, the increase in Adjusted EBITDA loss was primarily driven by a decline in gross profit, which was only partially mitigated by the reduction in operational expenses.

Results by Segment

Lanvin: Revenue was down by 26%, with revenue of €83 million. Gross profit decreased to €48 million, at a margin of 59%, from €65 million, at a margin of 58%, in 2023. Gross profit declined due to lower sales volumes, while the margin remained stable. Contribution profit decreased to a loss of €24 million in 2024, with margin declining to negative 29% from negative 11% in 2023. Despite the reduction in retail traffic, effective cost controls are in place and inventory management showed steady improvement.

Wolford: Revenue decreased by 30%, decreasing from €126 million in 2023 to €88 million in 2024, a result of multiple challenges faced in 2024 such as macroeconomic uncertainties, organizational changes, and disruptions in logistics. Gross profit decreased to €51 million from €83 million in 2023, and margin declined from 66% to 58% due to increased costs caused by delays in integrating with the new logistics provider. Contribution profit turned negative, reaching €-19 million in 2024, with the margin falling to negative 21% from 3%.

Sergio Rossi: Revenue was down by 30%, decreasing from €60 million in 2023 to €42 million in 2024. Gross profit margin decreased from 51% to 43% in 2024, due to fixed production costs on lower revenues. Contribution profit margin dropped to negative 3% in 2024, compared to 12% in 2023. Marketing and selling expenses decreased €4 million as a result of cost control and the implementation of efficiency improvement measures, partially offsetting the loss in gross profit.

St. John: Driven by the decline in luxury demand in North America and the strategic contraction in Greater China, St. John’s revenue in 2024 decreased by 12%, from €90 million in 2023 to €79 million. Gross profit decreased to €54 million, with the margin improving to 69% from 63% in 2023, due to improved full-price sell-through and reduction in production costs. Contribution profit decreased slightly, with the margin dropping by 2%.

Caruso: Revenue decreased by 7%, from €40 million in 2023 to €37 million in 2024. B2B Maisons orders decreased while Caruso brand business grew by double digits. Gross profit remained stable at €11 million, with the margin increasing to 29% from 28% in 2023. Contribution profit margin remains steady at 24%.

2025 Outlook

In 2025, while macroeconomic uncertainty persists, Lanvin Group is poised for a robust recovery and remains unwavering in its long-term vision, driven by operational discipline and a surge in creative momentum. Under the leadership of the new Executive President, Andy Lew, the Group is enhancing its management capabilities and establishing a second headquarters in Europe to further streamline the organization. The Group will continue to maintain a strategic focus on key areas and core products, while exploring undiscovered regions and emerging product categories to unlock new growth opportunities. Retail network optimization will continue to be a priority, with efforts to refine the store footprint, simplify the operations and concentrate on core business units.

The Group is experiencing a surge of creative momentum in 2025, fueled by the appointment of new creative leaders who are poised to redefine the brand visions. At Lanvin, Peter Copping brings his unique artistic vision and expertise to the forefront, promising to infuse the brand with fresh perspectives and innovative designs that resonate with both existing and new customers. At Sergio Rossi, Paul Andrew is leveraging his extensive experience and creative acumen to revitalize the brand’s image and product offerings. With a strengthened leadership team and bold creative visions, Lanvin Group is well-positioned to drive innovation and secure long-term success in the luxury fashion industry.

Note: All % changes are calculated on an actual currency exchange rate basis.

Note: This communication includes certain non-IFRS financial measures such as contribution profit, contribution margin, adjusted earnings before interest and taxes (“Adjusted EBIT”), and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). Please see Non-IFRS Financial Measures and Definition.

(1)	Contribution Profit is defined as Gross Profit less Selling and Marketing Expenses

***

Annual Report on Form 20-F

Our annual report on Form 20-F, including the consolidated financial statements for the fiscal year ended December 31, 2024, can be downloaded from the Company’s investor relations website (ir.lanvin-group.com) under the section Financials / SEC Filings, or from the SEC’s website (www.sec.gov).

***

Conference Call

As previously announced, today at 8:00AM EST/8:00PM CST/2:00PM CET, Lanvin Group will host a conference call to discuss its results for the full-year 2024 and provide an outlook for 2025. Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the presentation, please visit the "Events" tab of the Group's investor relations website at https://ir.lanvin-group.com.

To participant in the conference call, please register by clicking on the following link: https://dpregister.com/sreg/10199129/fefc237249

A replay of the conference call will be accessible approximately one hour after the live call until May 07, 2025, by dialing the following numbers:

US Toll Free: 1-877-344-7529

International Toll: 1-412-317-0088

Canada Toll Free: 855-669-9658

Replay Access Code: 2450816

A recorded webcast of the conference call and a slide presentation will also be available on the Group's investor relations website at https://ir.lanvin-group.com.

***

Next Scheduled Announcement

The next scheduled announcement will be the H1 2025 earnings results release in August 2025. To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.lanvin-group.com.

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About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. Lanvin Group is listed on the New York Stock Exchange under the ticker symbol 'LANV'. For more information about Lanvin Group, please visit www.lanvin- group.com, and to view our investor presentation, please visit https://ir.lanvin- group.com.

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Forward-Looking Statements

This communication, including the section “2025 Outlook”, contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of Lanvin Group and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes adversely affecting the business in which Lanvin Group is engaged; Lanvin Group’s projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of its actual results or future results; management of growth; the impact of COVID-19 or similar public health crises on Lanvin Group’s business; Lanvin Group’s ability to safeguard the value, recognition and reputation of its brands and to identify and respond to new and changing customer preferences; the ability and desire of  consumers to shop; Lanvin Group’s ability to successfully implement its business strategies and plans; Lanvin Group’s ability to effectively manage its advertising and marketing expenses and achieve desired impact; its ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market; disruptions to Lanvin Group’s distribution facilities or its distribution partners; Lanvin Group’s ability to negotiate, maintain or renew its license agreements; Lanvin Group’s ability to protect its intellectual property rights; Lanvin Group’s ability to attract and retain qualified employees and preserve craftmanship skills; Lanvin Group’s ability to develop and maintain effective internal controls; general economic conditions; the result of future financing efforts; and those factors discussed in the reports filed by Lanvin Group from time to time with the SEC. If any of these risks materialize or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lanvin Group presently does not know, or that Lanvin Group currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this communication. Lanvin Group anticipates that subsequent events and developments will cause Lanvin Group’s assessments to change. However, while Lanvin Group may elect to update these forward-looking statements at some point in the future, Lanvin Group specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lanvin Group’s assessments of any date subsequent to the date of this communication. Accordingly, reliance should not be placed upon the forward-looking statements.

***

Use of Non-IFRS Financial Metrics

This communication includes certain non-IFRS financial measures such as contribution profit, contribution margin, adjusted earnings before interest and taxes (“Adjusted EBIT”), and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Reconciliations of non-IFRS measures to their most directly comparable IFRS counterparts are included in the Appendix to this communication. Lanvin Group believes that these non-IFRS measures of financial results provide useful supplemental information to investors about Lanvin Group. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Lanvin Group's financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore Lanvin Group's non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results.

***

Enquiries:

Media

Lanvin Group

Winni Ren

winni.ren@lanvin-group.com

Investors

Lanvin Group

Coco Wang

coco.wang@lanvin-group.com

Appendix

Lanvin Group Consolidated Income Statement

(€ in Thousands, unless otherwise noted)

	2021A		2022A		2023A		2024A
Lanvin Group Consolidated P&L	FY	%	FY	%	FY	%	FY	%
Revenue	308,822	100%	422,312	100%	426,178	100%	328,610	100%
Cost of sales	-138,920	-45%	-184,368	-44%	-175,236	-41%	-145,847	-44%
Gross profit	169,902	55%	237,944	56%	250,942	59%	182,763	56%
Marketing and selling expenses	-165,502	-54%	-224,733	-53%	-226,750	-53%	-208,803	-64%
General and administrative expenses	-122,497	-40%	-153,138	-36%	-138,215	-32%	-117,368	-36%
Impairment of goodwill	0	0%	0	0%	0	0%	-31,208	-9%
Other operating income and expenses	10,083	3%	-2,340	-1%	-4,534	-1%	7,977	2%
Loss from operations before non-underlying items	-108,014	-35%	-142,267	-34%	-118,557	-28%	-166,639	-51%
Non-underlying items	45,206	15%	-83,057	-20%	-3,858	-1%	10,243	3%
Loss from operations	-62,808	-20%	-225,324	-53%	-122,415	-29%	-156,396	-48%
Finance cost – net	-9,313	-3%	-14,556	-3%	-20,431	-5%	-29,821	-9%
Loss before income tax	-72,121	-23%	-239,880	-57%	-142,846	-34%	-186,217	-57%
Income tax expenses	-4,331	-1%	129	0%	-3,407	-1%	-3,078	-1%
Loss for the period	-76,452	-25%	-239,751	-57%	-146,253	-34%	-189,295	-58%
Contribution profit (2)	4,400	1%	13,211	3%	24,192	6%	-26,040	-8%
Adjusted EBIT (2)	-100,806	-33%	-134,836	-32%	-115,808	-27%	-166,088	-51%
Adjusted EBITDA (2)	-58,945	-19%	-71,958	-17%	-64,173	-15%	-92,320	-28%

Lanvin Group Consolidated Balance Sheet

(€ in Thousands, unless otherwise noted)

	2021A	2022A	2023A	2024A
Lanvin Group Consolidated Balance Sheet	FY	FY	FY	FY
Assets
Non-current assets
Intangible assets	181,234	181,485	210,439	213,501
Goodwill	69,323	69,323	69,323	38,115
Property, plant and equipment	40,564	46,801	43,731	39,440
Right-of-use assets	118,775	121,731	128,853	131,597
Deferred income tax assets	17,070	17,297	13,427	11,598
Other non-current assets	15,742	15,265	15,540	14,869
	442,708	451,902	481,313	449,120
Current assets
Inventories	92,335	109,094	107,184	89,712
Trade receivables	39,781	48,868	45,657	28,099
Other current assets	41,706	30,467	25,650	29,112
Cash and bank balances	88,981	91,897	28,130	18,043
	262,803	280,326	206,621	164,966
Total assets	705,511	732,228	687,934	614,086

Liabilities
Non-current liabilities
Non-current borrowings	11,212	18,115	32,381	25,222
Non-current lease liabilities	102,987	105,986	112,898	117,966
Non-current provisions	4,166	4,111	3,174	3,560
Employee benefits	18,464	15,128	17,972	17,240
Deferred income tax liabilities	54,179	54,660	52,804	51,390
Other non-current liabilities	1,080	690	14,733	16,005
	192,088	198,690	233,962	231,383
Current liabilities
Trade payables	58,151	73,114	78,576	80,424
Bank overdrafts	14	148	280	-
Current borrowings	55,559	15,370	35,720	158,540
Current lease liabilities	37,072	34,605	32,871	36,106
Current provisions	3,141	3,014	6,270	1,524
Other current liabilities	68,660	106,481	134,627	139,020
	222,597	232,732	288,344	415,614
Total liabilities	414,685	431,422	522,306	646,997
Net assets	290,826	300,806	165,628	-32,911
Equity
Equity attributable to owners of the Company
Share capital	339,259	0	0	0
Treasury shares	-3	-25,023	-65,405	-46,576
Other reserves	149,460	762,961	806,677	779,356
Accumulated losses	-224,328	-442,618	-571,931	-737,186
	264,388	295,320	169,341	-4,406
Non- controlling interests	26,438	5,486	-3,713	-28,505
Total equity	290,826	300,806	165,628	-32,911

Lanvin Group Consolidated Cash Flow

(€ in Thousands, unless otherwise noted)

	2021A	2022A	2023A	2024A
Lanvin Group Consolidated Cash Flow	FY	FY	FY	FY
Net cash used in operating activities	-73,088	-80,851	-57,891	-59,381
Net cash flows from/(used in) investing activities	6,346	-21,799	-38,615	-125
Net cash flows generated from financing activities	110,065	104,937	34,131	49,066
Net increase/(decrease) in cash and cash equivalents	43,323	2,287	-62,375	-10,440
Cash and cash equivalents less bank overdrafts at the beginning of the year	44,171	88,658	91,749	27,850
Effect of foreign exchange rate changes	1,164	804	-1,524	633
Cash and cash equivalents less bank overdrafts at end of the year	88,658	91,749	27,850	18,043

Lanvin Brand Key Financials (3)

(€ in Thousands, unless otherwise noted)

	2021A		2022A		2023A		2024A		2022 A v	2023 A v	2024 A v
Lanvin Brand Key Financials	FY	%	FY	%	FY	%	FY	%	2021 A	2022 A	2023 A
Key Financials on P&L
Revenues	72,872	100%	119,847	100%	111,740	100%	82,720	100%	64%	-7%	-26%
Gross profit	34,028	47%	60,513	50%	64,547	58%	48,440	59%
Selling and distribution expenses	-58,124	-80%	-75,852	-63%	-76,533	-68%	-72,241	-87%
Contribution profit (2)	-24,096	-33%	-15,339	-13%	-11,986	-11%	-23,801	-29%
Revenues by Geography
EMEA	31,683	43%	61,092	51%	51,585	46%	38,859	47%	93%	-16%	-25%
North America	15,964	22%	28,524	24%	28,210	25%	22,843	28%	79%	-1%	-19%
Greater China	23,541	32%	25,742	21%	24,649	22%	14,763	18%	9%	-4%	-40%
Other	1,684	2%	4,489	4%	7,296	7%	6,254	8%	167%	63%	-14%
Revenues by Channel
DTC	46,134	63%	58,536	49%	55,357	50%	43,569	53%	27%	-5%	-21%
Wholesale	21,161	29%	51,898	43%	39,933	36%	27,113	33%	145%	-23%	-32%
Other	5,577	8%	9,413	8%	16,450	15%	12,038	15%	69%	75%	-27%

Wolford Brand Key Financials (3)

(€ in Thousands, unless otherwise noted)

	2021A		2022A		2023A		2024A		2022 A v	2023 A v	2024 A v
Wolford Brand Key Financials	FY	%	FY	%	FY	%	FY	%	2021 A	2022 A	2023 A
Key Financials on P&L
Revenues	109,332	100%	125,514	100%	126,280	100%	87,891	100%	15%	1%	-30%
Gross profit	79,070	72%	86,228	69%	83,339	66%	50,995	58%
Selling and distribution expenses	-59,351	-54%	-81,901	-65%	-79,060	-63%	-69,603	-79%
Contribution profit (2)	19,719	18%	4,327	3%	4,279	3%	-18,608	-21%
Revenues by Geography
EMEA	79,236	72%	86,501	69%	85,084	67%	54,934	63%	9%	-2%	-35%
North America	21,824	20%	31,535	25%	31,310	25%	25,930	30%	44%	-1%	-17%
Greater China	7,289	7%	6,791	5%	9,176	7%	6,661	8%	-7%	35%	-27%
Other	983	1%	687	1%	710	1%	366	0%	-30%	3%	-49%
Revenues by Channel
DTC	74,622	68%	90,408	72%	87,352	69%	67,006	76%	21%	-3%	-23%
Wholesale	34,710	32%	34,426	27%	38,071	30%	20,850	24%	-1%	11%	-45%
Other	0	0%	680	1%	857	1%	35	0%		26%	-96%

Sergio Rossi Brand Key Financials (3)

(€ in Thousands, unless otherwise noted)

	2021A		2022A		2023A		2024A		2022 A v	2023 A v	2024 A v
Sergio Rossi Brand Key Financials	FY	%	FY	%	FY	%	FY	%	2021 A	2022 A	2023 A
Key Financials on P&L
Revenues	28,737	100%	61,929	100%	59,518	100%	41,910	100%	116%	-4%	-30%
Gross profit	13,319	46%	31,048	50%	30,435	51%	17,867	43%
Selling and distribution expenses	-9,489	-33%	-24,502	-40%	-23,097	-39%	-18,923	-45%
Contribution profit (2)	3,830	13%	6,546	11%	7,338	12%	-1,056	-3%
Revenues by Geography
EMEA	17,009	59%	35,023	57%	31,801	53%	20,704	49%	106%	-9%	-35%
North America	107	0%	1,181	2%	2,006	3%	740	2%	1004%	70%	-63%
Greater China	4,595	16%	10,809	17%	11,872	20%	7,741	18%	135%	10%	-35%
Other	7,027	24%	14,916	24%	13,838	23%	12,726	30%	112%	-7%	-8%
Revenues by Channel
DTC	14,349	50%	31,910	52%	32,962	55%	27,944	67%	122%	3%	-15%
Wholesale	14,389	50%	30,019	48%	26,556	45%	13,966	33%	109%	-12%	-47%
Other	0	0%	0	0%	0	0%	0	0%

St. John Brand Key Financials (3)

(€ in Thousands, unless otherwise noted)

	2021A		2022A		2023A		2024A		2022 A v	2023 A v	2024 A v
St. John Brand Key Financials	FY	%	FY	%	FY	%	FY	%	2021 A	2022 A	2023 A
Key Financials on P&L
Revenues	73,094	100%	85,884	100%	90,398	100%	79,267	100%	17%	5%	-12%
Gross profit	38,987	53%	52,642	61%	57,374	63%	54,451	69%
Selling and distribution expenses	-37,697	-52%	-42,498	-49%	-46,695	-52%	-46,445	-59%
Contribution profit (2)	1,290	2%	10,144	12%	10,679	12%	8,006	10%
Revenues by Geography
EMEA	779	1%	1,224	1%	1,541	2%	651	1%	57%	26%	-58%
North America	65,534	90%	78,774	92%	81,382	90%	74,403	94%	20%	3%	-9%
Greater China	6,467	9%	5,153	6%	7,161	8%	4,101	5%	-20%	39%	-43%
Other	315	0%	733	1%	314	0%	113	0%	133%	-57%	-64%
Revenues by Channel
DTC	51,581	71%	66,412	77%	71,007	79%	61,612	78%	29%	7%	-13%
Wholesale	21,513	29%	19,077	22%	19,126	21%	17,547	22%	-11%	0%	-8%
Other	0	0%	395	0%	265	0%	108	0%		-33%	-59%

Caruso Brand Key Financials (3)

(€ in Thousands, unless otherwise noted)

	2021A		2022A		2023A		2024A		2022 A v	2023 A v	2024 A v
Caruso Brand Key Financials	FY	%	FY	%	FY	%	FY	%	2021 A	2022 A	2023 A
Key Financials on P&L
Revenues	24,695	100%	30,819	100%	40,011	100%	37,107	100%	25%	30%	-7%
Gross profit	4,449	18%	7,147	23%	11,351	28%	10,628	29%
Selling and distribution expenses	-1,144	-5%	-1,446	-5%	-1,900	-5%	-1,861	-5%
Contribution profit (2)	3,305	13%	5,701	18%	9,451	24%	8,767	24%
Revenues by Geography
EMEA	19,475	79%	23,050	75%	33,739	84%	30,900	83%	18%	46%	-8%
North America	3,272	13%	5,833	19%	4,580	11%	4,662	13%	78%	-21%	2%
Greater China	549	2%	559	2%	44	0%	29	0%	2%	-92%	-34%
Other	1,399	6%	1,377	4%	1,648	4%	1,516	4%	-2%	20%	-8%
Revenues by Channel
DTC	0	0%	0	0%	40	0%	64	0%			60%
Wholesale	24,695	100%	30,819	100%	39,971	100%	37,043	100%	25%	30%	-7%
Other	0	0%	0	0%	0	0%	0	0%

Lanvin Group Brand Footprint

	2021		2022		2023		2024
Footprint By Brand	DOS (4)	POS (5)	DOS (4)	POS (5)	DOS (4)	POS (5)	DOS (4)	POS (5)
Lanvin	27	287	31	339	36	319	33	277
Wolford	167	227	163	225	150	201	112	163
St. John	48	133	46	106	45	107	37	88
Sergio Rossi	50	328	50	346	48	289	43	154
Caruso	1	144	1	189	0	183	0	181
Total	293	1,119	291	1,205	279	1,099	225	863

Non-IFRS Financial Measures Reconciliation

(€ in Thousands, unless otherwise noted)

	2021A	2022A	2023A	2024A
Reconciliation of Contribution Margin	FY	FY	FY	FY
Revenue	308,822	422,312	426,178	328,610
Cost of sales	-138,920	-184,368	-175,236	-145,847
Gross profit	169,902	237,944	250,942	182,763
Marketing and selling expenses	-165,502	-224,733	-226,750	-208,803
Contribution profit (2)	4,400	13,211	24,192	-26,040

(€ in Thousands, unless otherwise noted)

	2021A	2022A	2023A	2024A
Reconciliation of Adjusted EBIT and EBITDA	FY	FY	FY	FY
Loss for the year	-76,452	-239,751	-146,253	-189,295
Add / (Deduct) the impact of:
Income tax benefits / (expenses)	4,331	-129	3,407	3,078
Finance cost - net	9,313	14,556	20,431	29,821
Non-underlying items (1)	-45,206	83,057	3,858	-10,243
Loss from operating before non-underlying items	-108,014	-142,267	-118,557	-166,639
Add / (Deduct) the impact of:
Share based compensation	7,208	7,431	2,749	551
Adjusted EBIT (2)	-100,806	-134,836	-115,808	-166,088
Depreciation / Amortization	41,584	45,810	46,946	46,542
Provision and impairment losses	10,766	16,729	79	34,935
Net foreign exchange (gains) / losses	-10,489	339	4,610	-7,709
Adjusted EBITDA (2)	-58,945	-71,958	-64,173	-92,320

Note:

(1)	2022 was impacted by a €84 million cost related to the Reverse Recapitalization that occurred as part of the SPAC merger; this cost is non-recurring in nature.

(2)	These are Non-IFRS Financial Measures and will be mentioned throughout this communication. Please see Non-IFRS Financial Measures and Definition.
(3)	Brand-level results are presented exclusive of eliminations.
(4)	DOS refers to Directly Operated Stores which include boutiques, outlets, concession shop-in-shops and pop-up stores.
(5)	POS refers to Point of Sales which include DOS and wholesale accounts.

Non-IFRS Financial Measures and Definition

Our management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: contribution profit, contribution margin, Adjusted EBIT and Adjusted EBITDA. Our management believes that these non-IFRS financial measures provide useful and relevant information regarding our performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures that we use may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Contribution profit is defined as revenue less the cost of sales and selling and marketing expenses. Contribution profit subtracts the main variable expenses of selling and marketing expenses from gross profit, and our management believes this measure is an important indicator of profitability at the marginal level. Below contribution profit, the main expenses are general administrative expenses and other operating expenses (which include foreign exchange gains or losses and impairment losses). As we continue to improve the management of our portfolio brands, we believe we can achieve greater economy of scale across the different brands by maintaining the fixed expenses at a lower level as a proportion of revenue. We therefore use contribution profit margin as a key indicator of profitability at the group level as well as the portfolio brand level.

Contribution margin is defined as contribution profit divided by revenue.

Adjusted EBIT is defined as profit or loss before income taxes, net finance cost, share based compensation, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from acquisition of Sergio Rossi, gain on debt restructuring and government grants.

Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from acquisition of Sergio Rossi, gain on debt restructuring and government grants.